August 2, 2017

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcón Resources Corporation
Information Statement on Form PRE 14C
Filed July 26, 2017
File No. 001-35467

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated July 31, 2017 regarding Halcón Resources Corporation’s (the “Company”) Information Statement on Form PRE 14C (the “Information Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2017.  For your convenience, your comment has been reproduced below, together with the response of the Company.

General

1.                                      Based on the disclosure contained on page 9 of the Information Statement, it appears that you solicited 25 shareholders representing approximately 53.9% of your issued and outstanding common stock to execute written consents approving the divestiture of your Williston Basin assets. It does not appear that you filed materials regarding that solicitation. Please advise us of the consideration that you gave to the requirements of Rule 14a-2(b) under Regulation 14A. Your analysis should provide a legal analysis detailing how you obtained these shareholder consents in a manner that did not constitute a solicitation subject to the proxy rules. Alternatively, please file a preliminary proxy statement on Schedule 14A.

Response:

All of the individual stockholders listed in the table on page 9 of the Information Statement are executive officers and/or directors of the Company who are integrally involved in the affairs of the Company, including with respect to the transaction that is the subject of the written consent they executed (the “Williston Divestiture”). Additionally, each of Franklin Advisers, Inc. (as investment manager on behalf of certain stockholders) (“Franklin”) and Ares Management (on behalf of various funds) (“Ares”) have representatives on the Company’s board of directors.  Each of Franklin, Ares and Tyrus Capital S.A.M. (“Tyrus”) are holders of 5% or more of the voting equity of the Company.

Other than the individual stockholders, Franklin, Ares and Tyrus, the remaining stockholders listed on page 9 of the Information Statement include various funds managed by BlackRock Advisors, LLC (“BlackRock Advisors”), various funds managed by BlackRock Financial Management, Inc. (together with BlackRock Advisors, “BlackRock”), Indianapolis High Yield Group of J.P. Morgan Investment Management, Inc. (“JPM”), Brigade Energy Opportunities Fund LP (“Brigade I”), Brigade Energy Opportunities Fund II LP (“Brigade II”), and Brigade Leveraged Capital Structures Fund Ltd. (collectively with Brigade I and Brigade II, “Brigade”). Each of BlackRock, JPM and Brigade (and their affiliates) are holders of the Company’s 6.75% Senior Unsecured Notes due 2025 (the “Notes”), which are not registered securities under the Securities Exchange Act of 1934, as amended. BlackRock, JPM and Brigade (and their affiliates) are significant Note holders, holding Notes in the aggregate principal amount, as of July 10, 2017, of approximately $274.6 million (or 32.3% of the total aggregate principal amount of the Notes). These entities were contacted on behalf of the Company in their capacities as Note holders in connection with a consent solicitation (the “Consent Solicitation”) to certain amendments to the Indenture governing the Notes that were necessary in order for the Company to proceed with the Williston Divestiture since such divestiture may be deemed to constitute a sale of substantially all of the Company’s assets (the “Proposed Amendments”). In connection with the Consent Solicitation, certain Note holders, including BlackRock, JPM and Brigade, were provided with detailed information regarding the Williston Divestiture and, in their capacities as significant Note holders, BlackRock, JPM and Brigade were involved in deliberations of the transaction with management. Following these deliberations, on July 10, 2017, each of BlackRock, JPM and Brigade signed a Support Agreement with the Company agreeing to cause valid consents to be given to the Proposed Amendments in the Consent Solicitation. In the course of their collaborative discussions with the Company’s management relating to the Consent Solicitation, each of BlackRock, JPM and Brigade communicated their expectation that the Company proceed with the Williston Divestiture. Thereafter, in connection with their execution of the Support Agreement, and because they are also stockholders of the Company, each of BlackRock, JPM and Brigade also provided written consent to the Williston Divestiture with respect to their equity holdings in the Company and did so the following day, on July 11, 2017. While each of BlackRock, JPM and Brigade received a fee in connection with the Consent Solicitation in their capacities as Note holders, such fee was proportionate to the fees received by the other Note holders, and no separate commission or remuneration was paid to them, or any of the other stockholders listed on page 9 of the Information Statement, for providing their written consent to the Williston Divestiture in their capacities as stockholders.

Given the facts outlined above, the Company does not believe that the communications with the individuals or entities listed on page 9 of the Information Statement involved a “solicitation” within the meaning of Rule 14a-1(l)(1). Rather, the individuals or entities became aware of the Williston Divestiture for reasons unrelated to their position as stockholders and unrelated to any solicitation of their written consent, and volunteered their approval of the Williston Divestiture with respect to their equity holdings of the Company only after being fully apprised of the transaction in their capacities as officers, directors, Note holders or entities with representatives on the Company’s board with which the Company and/or such representatives regularly communicate. Accordingly, the Company believes that these communications are excluded from the definition of a “solicitation” under Rule 14a-l(l)(2)(i) as the “furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder.”

Further, pursuant to the SEC’s guidance in Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (“C&DI No. 239.13”), the SEC has recognized the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions. C&DI No. 239.13 further noted that the SEC has not objected to lock-up agreements that involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting securities of the company being acquired and the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target.

While the Company is aware that C&DI No. 239.13 applies to lock-up agreements and not specifically to a written consent, the Company believes that the business reasons and rationale expressed in C&DI No. 239.13 are likewise applicable to a sale of substantially all of the Company’s assets that is approved by written consent by holders having the same characteristics as those in C&DI No. 239.13. Accordingly, for the reasons stated above, the Company does not believe that the written consent of the stockholders listed on page 9 of the Information Statement involved a “solicitation” subject to the proxy rules. The Company therefore believes that the use of an Information Statement on Schedule 14C is the appropriate form for communication to the Company’s stockholders of the corporate actions taken with respect to the Williston Divestiture.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 or email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize
Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer